

Azure Printed Homes
3,741 followers
Visit website
1w · 🌐

+ Follow ···

1 day left.

Join Azure Printed Homes' live Investor Q&A and hear directly from our CEO about:
✓ Printing homes in 24 hours
✓ $62M order pipeline
✓ Scaling production to meet demand

Reserve your webinar seat and explore reserving shares on Wefunder: https://lnkd.in/eY_abKfX

#AffordableHousing #PropTech #StartupInvesting

MicroVentures / StartEngine / Netcapital / Wefunder

Gene Eidelman, Ross Maguire, Jack Tiebout, Cheryl Snapp Conner

azure printed homes

WE'RE GOING LIVE

JOIN OUR WEBINAR
TO LEARN MORE ABOUT
CLAIMING YOUR STAKE IN AZURE.

SIGN UP TODAY

💙👍 11

1 comment · 3 reposts